
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 30, 2010

Via U.S. Mail

Mr. William N. Plamondon III, Chief Executive Officer
Ecologic Transportation, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, California 90401

> **Re:** **Ecologic Transportation, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 14, 2010**
> **File No. 333-139045**

Dear Mr. Plamondon:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Financial Statements, page F-1

Notes to the Financial Statements, page F-7
Note 5. Stockholders' (Deficit), page F-10

1. We note from page F-11 that 3,269,496 shares of common stock were voluntarily canceled during 2009 for no consideration. We further note from page 5 that 2,000,002 "pre-consolidated" shares were canceled for no consideration. Given that the 2,000,002 shares discussed on page 5 does not match the 3,269,496 cancelled shares as disclosed in the statement of stockholders' deficit and Note 5 to the financial statements, please reconcile and revise these amounts or revise to clearly explain the factors responsible for the difference. Your response and your revised disclosures should also include the business purpose of canceling the stock and should explain why such holders were willing to cancel stock for no consideration.

2. We refer to the issuances of stock for consulting, web design, and radio operations services in January, April, May and June 2009, for an aggregate 750,000 shares, valued at $570,000, of which, $301,250 is "deferred" at December 31, 2009. Please tell us, and revise future filings to disclose, what has been deferred as a result of these arrangements, meaning the related expense, or the issuance of the stock for such services, as it appears from the statement of stockholders' deficit hat all stock has been issued. Therefore, it appears as though the stock has been issued, but all services have not yet been rendered. In this regard, we note that the January 2009 issuance was recorded as a prepaid expense; however, we note no other such amounts for the April, May, and June issuances in prepaid expense. Furthermore, the stockholders' deficit statement only reflects a value for all these issuances of $120,500. Please reconcile this $120,500 with the aggregate amount of $570,000. Your response should clarify how you are accounting for the deferral of these amounts and if and where such deferred amounts are recognized in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief